# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM C

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

***Name of issuer***
Beast Brands, Inc.

***Legal status of issuer***

    ***Form***
    C-Corp

    ***Jurisdiction of Incorporation/Organization***
    Delaware

    ***Date of organization***
    April 01, 2019

***Physical                         address                     of                       issuer***
1604 Tynewood Drive, Nashville, TN 37215

***Website of issuer***
https://www.getbeast.com/

***Name of intermediary through which the offering will be conducted***
SI Securities, LLC

***CIK number of intermediary***
0001603038

***SEC file number of intermediary***
008-69440

***CRD number, if applicable, of intermediary***
170937

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering***
7.5% of the amount raised

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest***
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

***Type of security offered***
Crowd Note

***Target number of Securities to be offered***
N/A

***Price (or method for determining price)***
Determined in conjunction with a broker-dealer.

***Target offering amount***
$25,000

***Oversubscriptions accepted:***
☑ Yes
☐ No

***Oversubscriptions will be allocated:***
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

***Maximum offering amount (if different from target offering amount)***
$1,000,000

***Deadline to reach the target offering amount***
November 15, 2019

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current number of employees***
2

|  | Most recent fiscal year-end (2018) | Prior fiscal year-end (2017) |
|---|---|---|
| **Total Assets** | $278,284 | $83,173 |
| **Cash & Cash Equivalents** | $78,029 | $4,419 |
| **Accounts Receivable** | $0 | $7,679 |
| **Short-term Debt** | $465,923 | $74,802 |
| **Long-term Debt** | $0 | $0 |
| **Revenues/Sales** | $831,113 | $176,204 |
| **Cost of Goods Sold** | $489,413 | $108,899 |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | $-333,093 | $-216,455 |

***The jurisdictions in which the issuer intends to offer the Securities:***
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**EXHIBITS**
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

# EXHIBIT A
# OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
# (EXHIBIT A TO FORM C)
## September 6, 2019

## Beast Brands, Inc.



## Up to $1,000,000 of Crowd Notes

Beast Brands, Inc. ("Tame The Beast," "Beast," the "Company," "we," "us," or "our"), is offering up to $1,000,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by November 15, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by November 15, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by November 8, 2019 will be permitted to increase their subscription amount at any time on or before November 15, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after November 8, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to November 8, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words**

**"estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Ongoing Reporting**
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at: https://www.getbeast.com/investors

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

**Updates**
Updates on the status of this Offering may be found at: https://www.seedinvest.com/tame.the.beast

**About this Form C**
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## SUMMARY

**The Business**
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Beast Brands, Inc., a Delaware Corporation, was incorporated in 2019 and is headquartered in Nashville, TN.

The Company's website is https://www.getbeast.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/tame.the.beast and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

**The Offering**

| | |
|---|---|
| **Minimum amount of Crowd Note being offered** | $25,000 |
| **Maximum amount of Crowd Note** | $1,000,000 |
| **Purchase price per Security** | Not Applicable |
| **Minimum investment amount per investor** | $1,000 |
| **Offering deadline** | November 15, 2019 |
| **Use of proceeds** | See the description of the use of proceeds on page 13 hereof. |
| **Voting Rights** | See the description of the voting rights on pages 11, 14, 15, 18, and 19. |

## RISK FACTORS

*The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

**Risks Related to the Company's Business and Industry**

*The Company's cash position is relatively weak. The Company currently has only $250,789.22 in cash balances as of July 31, 2019.* The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

*Maintaining, extending and expanding our reputation and brand image are essential to our business success.* The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

***The Company has outstanding liabilities. The Company owes $501,726.95 in total debt, with $49,966.62 in short term liabilities and $451,760.33 in long term liabilities as of July 31, 2019.***

***Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.*** The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

***The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business.*** The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. Specifically, it has incurred losses of approximately $549,548 throughout 2017 and 2018.

***The company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.*** Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

***The consolidation of retail customers could adversely affect the Company. Retail customers in major markets may consolidate, resulting in fewer customers for the business.*** Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect the Company's sales and results of operations. Retail consolidation also increases the risk that adverse changes in customers' business operations or financial performance will have a corresponding material and adverse effect on the Company. For example, if customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of products, or delay or fail to pay the Company for previous purchases, which could materially and adversely affect product sales, financial condition, and operating results.

***Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business.*** The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

***The Company is vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.*** The Company purchases large quantities of raw materials, including ingredients such as organic raw fruits and organic vegetables. Costs of ingredients and packaging, including its bottles, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand, and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to the Companies' customers are a delivered price. Therefore, changes in the Company's input costs could impact their gross margins. Their ability to pass along higher costs through price increases to their customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which the Company competes. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect the Company's results of operations. The Company buys from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond the Company's control. The Company does not have long-term contracts with many of their suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase their costs and disrupt their operations.

***The Company holds limited intellectual property and they may not be able to obtain such intellectual property.*** Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

***The Company's expenses will significantly increase as they seek to execute their current business model.*** Although the Company estimates that it has enough runway until December 2019, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

***Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events.*** These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

***The company currently has approximately $388,598 in secured debt as of August 31, 2019.*** This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Loan is personally guaranteed by the Founder, John Cascarano. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. The Loan is secured with a continuing security interest in all the Company's assets

***The reviewing CPA has included a "Going Concern" note in the reviewed financials.*** The Company has incurred losses of approximately $739,273 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from its shareholders or issuing of shares to new shareholders, its ability to obtain additional financing through sale of receivables or loans, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

**Risks Related to the Securities**
***The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.*** You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***We are selling convertible notes that will convert into shares or result in payment in limited circumstances.*** These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock (provided the Company has converted into a C-Corporation). If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus outstanding interest, the amount of preferred shares they would have been able to purchase using the valuation cap (if the Company has converted into a C-Corporation prior), or, if the Company has not converted into a C-Corporation at that time, payment equal to the cash value of such preferred shares had the notes converted into preferred shares. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock, provided the Company has converted into a C-Corporation. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

***We have not assessed the tax implications of using the Crowd Note.*** To the extent permitted by generally accepted accounting and tax principles, the Company and investors will treat, account and report the Crowd Note as debt and not equity for accounting and tax purposes and with respect to any returns filed with federal, state or local tax authorities. However, because the Crowd Note is a type of debt security, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

***The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.*** By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

***You may have limited rights.*** The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

***You will be bound by an investor proxy agreement which limits your voting rights.*** As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

***A majority of the Company is owned by a small number of owners.*** Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 62.27% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

## BUSINESS

### Description of the Business
We are Beast Brands, Inc. We do business primarily under the name TAME the BEAST®, a premium men's grooming and personal care product line.


Business Model. We are primarily a B2C company. We deploy a range of direct-to-consumer, e-commerce marketing, and merchandising strategies, including subscriptions and the creation of original, engaging video content marketed largely through social media. Products are sold primarily on our website, GetBeast.com, and Amazon.com. Our customers buy about 2x on average already with about a 50% repeat purchase rate. Products are primarily made in the United States in Texas, with offices and fulfillment in Nashville and St. Louis.

**Business Plan**
Sales & Marketing Strategy. We offer customers what we call "Grownup Grooming." Rather than relying on an outside agency, we create our own original, entertaining videos and photography related to our products with our team and then market that content through a combination of online and offline methods. We strive to achieve a frequency of about 7-10 exposures to our brand within our core male audience. John (our CEO) has used this strategy before with his previous two companies. One of those companies has surpassed $10 million in revenue and the other was above $6 million in revenue at the time of its sale. Through high-return B2C marketing, we believe Beast Brands, Inc. can grab meaningful market share.

**The Company's Products and/or Services**
We have more than 50 sku's and offer products men can smell and feel to awaken their inner beast. We also work to improve the personal care experience for all, in an effort to preserve the planet for beasts of all kinds. This includes products like our recyclable Beast Bottle™ and reduced-plastic, super-light refill pouches. Together, this approach can meaningfully reduce shower waste while playing to our strength: an energized shower product experience.

Competitive Advantage. Our formulas and scents, like Beast Blue™, are proprietary trade secrets. We use more premium and natural ingredients than typical drug store, mass market brands. With the Beast Bottle™ and easy-order, refill pouches, we will offer a more eco-friendly grooming routine. We also have trademarks like BEAST® and TAME the BEAST®, down-there care with products like our multipurpose Nutt Butters™, and a feeling on the skin and tingle unlike other brands out there. With an exhilarating tingle, our products serve as a nice little reward for being an adult.

Product Roadmap. We will continue to build out a complete, robust personal care product line. Our strategy is to listen to our customers and build on our strengths, launching in-demand new products with a frequency of approximately every 1-3 months. We determine what to launch based on combination of factors, which include considering the following: what is not currently found in our existing product lineup; what is most highly requested from our customers based on their feedback; what innovation will make our offerings more environmentally friendly; what offers higher margins and frequency of purchase; what offers an opportunity with little competition in the marketplace; what is most in-line with the BEAST® brand experience; what offers our customers increased performance and better grooming and skin-care regimen results, among other factors. The uploaded presentation deck offers a visual look at the future direction of the brand.

**Competition**
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

**Customer Base**
Customer. Our customer is a man ready to upgrade from mass market to a more premium grooming product experience. Turning 30 is a key milestone, where he feels that, in the words of our actual customers, he has "become an adult" and "should have his life together." There is no obvious upper age limit to our customer. He craves adventure, travel, and exercise. He is looking for a grownup lifestyle brand to enable him to maximize life enjoyment, wherever his journey takes him.

## Intellectual Property

The Company is dependent on the following intellectual property:

*Trademarks*

| TRADEMARK | COUNTRY | LR DOCKET NO. | REGISTRATION NO. | APPLICATION NO. | DESCRIPTION OF GOODS/SERVICES | STATUS | RECENT/FUTURE ACTIONS |
|---|---|---|---|---|---|---|---|
| BABY BEAST (Class 3) | United States | 696/SBB010 | | 88/451,334 | Class 3: Body washes; Hair and body products, namely, hair shampoo and conditioner; Body lotions; Bar soap | Filed 12/28/2018 | *Awaiting Examination* Foreign Filing Deadline on 11/29/2019 |
| BEAST (Class 5) | United States | 696/SBB004 | | 88/244,682 | Class 5: Dietary and herbal supplements not for medicinal purposes; Herbal extracts | Filed 12/28/2018 | *Awaiting Examination* |
| BEAST (Class 3) | United States | 696/SBB006 | 4,716,442 | 86/398,114 | Class 3: Beard care and grooming products for men, namely, beard washes; body washes; hair and body products, namely, hair shampoo, conditioner, and pomade | Registered 4/07/2015 | Section 8 & 15 Affidavit Due on 4/07/2021 |
| BEAST BUTTER (Class 3) | United States | 696/SBB003 | 5,819,861 | 88/235,797 | Class 3: Grooming products for men, namely, shaving creams and skin lotions | Registered 7/30/2019 | Mark was Registered on 7/30/2019 Section 8 & 15 Affidavit Due on 7/30/2025 |
| NUTT BUTTER (Class 3) | United States | 696/SBB002 | | 87/792,462 | Class 3: Non-medicated skin care preparations, namely, skin and body lotions and moisturizers, anti-wrinkle creams, anti-aging creams and skin toner; non-medicated creams and lotions for the skin | Filed 2/09/2018 | Notice of Publication issued 6/12/2019 |
| TAME THE BEAST (Class 5) | United States | 696/SBB005 | | 88/244,691 | Class 5: Dietary and herbal supplements not for medicinal purposes; Herbal extracts | Filed 12/28/2018 | *Awaiting Examination* |
| TAME THE BEAST (Class 3) | United States | 696/SBB007 | 4,606,657 | 85/959,018 | Class 3: Grooming beard care products for men, namely, beard washes; body washes; hair and body products, namely, hair shampoo and conditioner | Registered 9/16/2014 | Section 8 & 15 Affidavit Due on 9/16/2020 |
| TAME THE BEAST (Class 3) | Great Britain | 696/SBB011 | | UK00003414961 | Class 3: Grooming beard care products for men, namely, beard washes; body washes; hair and body products, namely, hair shampoo and conditioner | Filed 7/18/2019 | Response to Office Action Due on 9/25/2019 |
| SASQUATCH Design (Class 3) | United States | 696/SBB009 | 5,828,920 | 88/300,407 | Class 3: Beard care and grooming products for men, namely, beard washes; body washes and body scrubs; hair and body products, namely, hair shampoo, conditioner, and pomade; body lotions and moisturizers; face and skin creams; cleansers; serums | Registered 8/06/2019 | Section 8 & 15 Affidavit Due on 8/06/2025 |
| DR. REED (Class 3) | United States | 593/LEM008 | 4,715,966 | 86/376,149 | Class 3: Face and skin creams, cleansers, and serums, body scrubs, body lotions and moisturizers, shampoos, conditioners, volumizing hair sprays, and hair pomades and creams | Registered 4/07/2015 | Section 8 & 15 Affidavit Due on 4/07/2021 |
| FRESH DOG (Class 3) | United States | 634/RAR006 | 4,169,327 | 85/405,916 | Class 3: Dry shampoo for dogs | Registered 7/03/2012 | Section 8 & 15 Affidavit Filed on 1/03/2019 & Accepted on 1/31/2019 Section 8 & 9 Affidavit Due on 6/26/2022 |
| FRESH DOG (Class 3) | United States | 634/RAR015 | 4,559,323 | 86/097,549 | Class 3: Pet shampoos and conditioners; pet dry shampoos; pet fragrances; dental care products for pets, namely, non-medicated mouth water additive; waterless bath foam | Registered 7/01/2014 | Section 8 & 15 Affidavit Due on 7/01/2020 |
| FRESH DOG (& Design) (Class 3) FRESH | United States | 634/RAR001 | 4,165,911 | 85/468,565 | Class 3: Dry shampoo for dogs | Registered 6/26/2012 | Section 8 & 15 Affidavit Filed on 12/19/2018 & Accepted on 1/19/2019 Section 8 & 9 Affidavit Due on 6/26/2022 |
| FRESH DOG, HAPPY FAMILY (Class 3) | United States | 634/RAR003 | 4,165,897 | 85/428,635 | Class 3: Dry shampoo for dogs | Registered 6/26/2012 | Section 8 & 15 Affidavit Filed on 12/19/2018 & Accepted on 1/19/2019 Section 8 & 9 Affidavit Due on 6/26/2022 |
| HAPPY DOG Design (Class 3) | United States | 634/RAR002 | 4,165,912 | 85/468,817 | Class 3: Dry shampoo for dogs | Registered 6/26/2012 | Section 8 & 15 Affidavit Filed on 12/19/2018 & Accepted on 1/19/2019 Section 8 & 9 Affidavit Due on 6/26/2022 |
| FRESH CAT (Class 3) | United States | 634/RAR005 | 4,235,078 | 85/408,549 | Class 3: Dry shampoo for cats | Registered 10/30/2012 | Section 8 & 9 Affidavit Due on 10/30/2022 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| **FRESH CAT** **(& Design)** (Class 3) FRESHcat | United States | 634/RAR008 | 4,589,227 | 85/637,327 | Class 3: Dry shampoo for cats | Registered 8/19/2014 | Section 8 & 15 Affidavit Due on 8/19/2020 |
| **FRESH CAT, HAPPY FAMILY** (Class 3) | United States | 634/RAR009 | 4,589,225 | 85/636,955 | Class 3: Dry shampoo for cats | Registered 8/19/2014 | Section 8 & 15 Affidavit Due on 8/19/2020 **TO BE ABANDONED** (Per client's instructions on 8/21/2019) |
| **HAPPY CAT** **(& Design)** (Class 3) | United States | 634/RAR010 | 4,589,226 | 85/637,288 | Class 3: Dry shampoo for cats | Registered 8/19/2014 | Section 8 & 15 Affidavit Due on 8/19/2020 |
| **SOIREE** (Class 3) | United States | 634/RAR014 | 4,607,076 | 86/059,651 | Class 3: Hair conditioner | Registered 9/16/2014 | Section 8 & 15 Affidavit Due on 9/16/2020 |
| **STUPID GOOD** (Class 3) | United States | 634/RAR016 | 4,712,206 | 86/367,229 | Class 3: Hair conditioner; Hair pomades; Hair shampoo; Hair sprays | Registered 3/31/2015 | Section 8 & 15 Affidavit Due on 3/31/2021 |

**Litigation**
None.

**USE OF PROCEEDS**
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

*Offering Expenses*
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.50% of the proceeds, or $28,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.50% of the proceeds, or $85,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

| Use of Proceeds | % if Target Amount Raised | % if Closing Amount Raised | % if Maximum Amount Raised |
|---|---|---|---|
| Marketing | 50% | 50% | 60% |
| New Product | 25% | 25% | 10% |
| Debt Reduction | 10% | 10% | 10% |
| Legal & Misc. | 10% | 10% | 3% |
| Working Capital | 5% | 5% | 5% |
| R&D | 0% | 0% | 2% |
| Salary, New Hire | 0% | 0% | 10% |

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

**DIRECTORS, OFFICERS, AND MANAGERS**

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years |
|---|---|---|
| John Cascarano | Founder & President (Mar 2014 - Present) | Tame the Beast, Founder & President (Mar 2014 - Present) Develops business and brand vision, strategy and plans, and ensures their alignment with short- and long-term objectives; leads and motivates employee(s), contractors, vendors and other stakeholders to develop a high performing brand and team; oversees all operations and business activities to ensure they produce desired results and are consistent with the overall strategy and mission of creating a global, iconic consumer brand. |

*Indemnification*

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

*Employees*

The Company currently has 1 full-time consultant, 9 part-time team members, and 3 board advisors.

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

The Company has issued the following outstanding Securities:

| Type of security | Amount outstanding | Voting rights | How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering | Percentage ownership of the Company by the holders of such securities prior to the Offering | Other material terms |
|---|---|---|---|---|---|
| Common Stock | 313,304 | Yes | N/A | 68.41% | N/A |
| Preferred Stock | 65,748 | Yes | N/A | 14.12% | N/A |
| Equity Incentive Plan | 80,000 | N/A | When issued | 7.39% | N/A |

The Company has the following debt outstanding as of July 31, 2019:

| Type of debt | Name of creditor | Amount outstanding | Interest rate and payment schedule | Amortization schedule | Describe any collateral or security | Maturity date | Other material terms |
|---|---|---|---|---|---|---|---|

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Short term | Brex | 45,306.64 | 0% net 60 payment card | | | | |
| Short term | Capital One | 4,033.95 | Paid in full monthly otherwise credit card interest | | John personal guarantee | | |
| Short term | First Tennessee Biz Card | 626.03 | Paid in full monthly otherwise credit card interest | | John personal guarantee | | |
| Long Term | Clearbanc | 28,417.14 | $6,250 fee | 20% of daily sales | | | |
| Long Term | Kickfurther | 141,685.44 | 6 payments of $23,681.25 | Paymentts bimonthly from 10/11-12/25 | John personal guarantee | | |
| Long Term | LoanBuilder | 59,406.53 | $15,922.40 fee | Weekly payment of $2,229.28 | John personal guarantee | 02/20 | |
| Long Term | OnDeck | 187,507.79 | $47,600.08 fee | Weekly payment of $4,761.54 | John personal guarantee | 6/30/20 | 25% fee forgiveness on early prepayment |
| Long Term | PayPal | 15,106.44 | $6,657 fee | 30% of paypal sales | | | |
| Long Term | Shopify | 19,636.99 | $5,070 fee | 15% of shopify payments sales | | | |

**Ownership**

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Number and type/class of security held | Percentage ownership |
|---|---|---|
| John Cascarano | Common Stock | 46.341% |

**FINANCIAL INFORMATION**

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.**

**Operations**
Beast Brands, Inc. (dba Tame the Beast) ("the Company") was a limited liability company organized on March 24, 2015 and was incorporated effective April 1, 2019 under the laws of the State of Delaware and is headquartered in Nashville, TN. Beast Brands, Inc. creates specialized men's grooming products. The Company has marketed their products to consumers through an online platform.

**Liquidity and Capital Resources**
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $250,789.22 in cash on hand as of July 31, 2019. which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

**Capital Expenditures and Other Obligations**
The Company does not intend to make any material capital expenditures in the future.

**Trends and Uncertainties**
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

**Valuation**

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

*Book Value* - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

*Earnings Approach* - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Previous Offering | Date of Previous Offering | Offering Exemption Relied Upon | Type of Securities Offered | Amount of Securities Sold | Use of Proceeds of the Previous Offering |
|---|---|---|---|---|---|
| Series Seed 1 | 9/2018 | Regulation D, 506(b) | Preferred | 17,530 | Marketing, debt, inventory and Working capital |
| Series Seed 2 | 4-7/2019 | Regulation D, 506(b) | Preferred | 47,128 | Marketing, debt, inventory and Working capital |

## THE OFFERING AND THE SECURITIES

**The Securities Offered in this Offering**

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances, provided the Company has converted from a limited liability company to a C-Corporation:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $5,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

**Securities Sold Pursuant to Regulation D**
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

**Classes of Securities of the Company**

***Common Stock***

*Dividend Rights*
Yes

*Voting Rights*
Yes

*Right to Receive Liquidation Distributions*
Yes, junior to any issued preferred stock.

*Rights and Preferences*
None

***Preferred Stock***

| Series Name | Dividend Rights | Voting Rights | Right to Receive Liquidation Distributions | Conversion Rights and Other Rights and Preferences |
|---|---|---|---|---|
| Series Seed 1 Preferred Shares | Yes, compounding at 8% | Yes | 1x, participating | Each share of Preferred will automatically be converted into Common Stock at the then applicable conversion rate in the event of the closing of a firm commitment underwritten public offering with a net proceeds to the Company of not less than $10,000,000 (a 'QPO'), or (ii) upon the written consent of the holders of the Preferrede |

| Series Seed 2 Preferred Shares | Yes, compounding at 8% | Yes | 1x, participating | Each share of Preferred will automatically be converted into Common Stock at the then applicable conversion rate in the event of the closing of a firm commitment underwritten public offering with a net proceeds to the Company of not less than $10,000,000 (a 'QPO'), or (ii) upon the written consent of the holders of the Preferred |
|---|---|---|---|---|

**Dilution**

Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Tax Matters**

**EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

**Other Material Terms**

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None.

**Conflicts of Interest**

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

**OTHER INFORMATION**

**Bad Actor Disclosure**
None.

**SEEDINVEST INVESTMENT PROCESS**

*Making an Investment in the Company*

**How does investing work?**

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

**SeedInvest Regulation CF rules regarding the investment process:**

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

**What will I need to complete my investment?**
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

**What is the difference between preferred equity and a convertible note?**
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

**How much can I invest?**
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

**How can I (or the Company) cancel my investment?**
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

*After My Investment*

**What is my ongoing relationship with the Company?**
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of

the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How do I keep track of this investment?**
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

**Can I get rid of my Securities after buying them?**
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/John Cascarano
(Signature)

John Cascarano
(Name)

principal executive officer, principal financial officer, controller, and majority of the board of directors
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/John Cascarano
(Signature)

John Cascarano
(Name)

principal executive officer, principal financial officer, controller, and majority of the board of directors
(Title)

September 6, 2019
(Date)

***Instructions.***

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT B**
*Financials*



**BEAST BRANDS, INC.**
**(dba Tame the Beast)**


Financial Statements (Unaudited) and
Independent Accountants' Review Report


December 31, 2018 and 2017

**BEAST BRANDS, INC.**

Years Ended December 31, 2018 and 2017

Table of Contents



F&A

# INDEPENDENT ACCOUNTANTS' REVIEW REPORT



FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To Management of Beast Brands, Inc.
1604 Tynewood Drive
Nashville, TN 37215

We have reviewed the accompanying financial statements of Beast Brands, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountants' Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

**Accountants' Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the consolidated financial statements, the Company has not generated sufficient revenues to date and relies on outside sources to fund operations. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA

July 24, 2019

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

# Beast Brands, Inc.
## (dba Tame the Beast)
BALANCE SHEETS

December 31, 2018 and 2017

(unaudited)

### ASSETS

|  | 2018 | 2017 |
|---|---|---|
| **Current assets** | | |
| Cash and cash equivalents | $ 78,029 | $ 4,419 |
| Accounts receivable | - | 7,679 |
| Prepaid expenses | - | 190 |
| Inventory | 192,028 | 62,714 |
| Total current assets | 270,057 | 75,002 |
| Property and equipment, net | 8,227 | 8,171 |
| Total assets | $ 278,284 | $ 83,173 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

|  | 2018 | 2017 |
|---|---|---|
| **Current liabilities** | | |
| Accounts payable | $ 35,727 | $ 46,928 |
| Accrued expenses | 865 | 77 |
| Deferred compensation | - | 16,412 |
| Sale of future receivable | 187,138 | 2,216 |
| Notes payable, net | 242,193 | 9,169 |
| Total liabilities | 465,923 | 74,802 |
| **Stockholders' Equity** | | |
| Preferred stock 350,000 authorized, par value $.00001; | | |
| 17,530 and 0 shares issued and outstanding at | | |
| December 31, 2018 and 2017, respectively | - | - |
| Common stock, 700,000 authorized, par value $.00001; | | |
| 277,304 and 275,459 shares issued and outstanding at | | |
| December 31, 2018 and 2017, respectively | 3 | 3 |
| Additional paid-in capital | 551,631 | 414,548 |
| Accumulated deficit | (739,273) | (406,180) |
| Total stockholders' equity | (187,639) | 8,371 |
| Total liabilities and members' equity | $ 278,284 | $ 83,173 |

See accountants' review report and accompanying notes to the financial statements.

## Beast Brands, Inc.
## (dba Tame the Beast)
STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2018 and 2017

(unaudited)

| | 2018 | 2017 |
|---|---|---|
| Sales, net | $ 831,113 | $ 176,204 |
| Cost of goods sold | 489,413 | 108,899 |
| Gross profit | 341,700 | 67,305 |
| Operating expenses | | |
| Marketing and advertising | 287,093 | 180,876 |
| Salaries and Wages | 110,129 | 16,741 |
| Referral fees | 74,411 | - |
| General and administrative | 58,909 | 28,426 |
| Website | 52,845 | 21,369 |
| Professional fees | 39,936 | 34,669 |
| Depreciation and amortization | 3,843 | 5,485 |
| Total operating expenses | 627,166 | 287,566 |
| Loss from operations | (285,466) | (220,261) |
| Other income (expense) | | |
| Interest expense | (59,377) | (694) |
| Other income | 11,750 | 4,500 |
| Total other income (expense) | (47,627) | 3,806 |
| Net loss | $ (333,093) | $ (216,455) |

See accountants' review report and accompanying notes to the financial statements.

3

**Beast Brands, Inc.**
**(dba Tame the Beast)**
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2018 and 2017
(unaudited)

| | Preferred Stock | | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| **Balance on December 31, 2016** | - | $ - | 210,000 | $ 2 | $ 241,632 | $ (189,725) | $ 51,909 |
| Common shares issued for cash | | | 65,459 | 1 | 172,916 | | 172,917 |
| Net income (loss) | | | | | | (216,455) | (216,455) |
| **Balance on December 31, 2017** | - | - | 275,459 | 3 | 414,548 | (406,180) | 8,371 |
| Preferred shares issued for cash | 17,530 | - | | | 100,000 | | 100,000 |
| Common shares issued for cash | | | 10,520 | - | 60,000 | | 60,000 |
| Common shares returned for cash | | | (8,675) | - | (22,917) | | (22,917) |
| Net income (loss) | | | | | | (333,093) | (333,093) |
| **Balance on December 31, 2018** | 17,530 | $ - | 277,304 | $ 3 | $ 551,631 | $ (739,273) | $ (187,639) |

See accountants' review report and accompanying notes to the financial statements.

4

## Beast Brands, Inc.
## (dba Tame the Beast)
STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2018 and 2017

(unaudited)

|  | 2018 | 2017 |
|---|---|---|
| Cash flows from operating activities |  |  |
| Net loss | $ (333,093) | $ (216,455) |
| Adjustments to reconcile net loss to net cash used by operating activities: |  |  |
| Depreciation and amortization | 3,843 | 5,485 |
| Changes in operating assets and liabilities: |  |  |
| Accounts receivable | 7,679 | (7,679) |
| Prepaid expenses | 190 | (190) |
| Inventory | (129,314) | (18,054) |
| Accounts payable | (11,201) | 40,147 |
| Accrued expenses | 788 | 9,799 |
| Deferred compensation | (16,412) | 12 |
| Net cash used by operating activities | (477,520) | (186,935) |
|  |  |  |
| Cash flows from investing activities |  |  |
| Purchases of fixed assets | (3,899) | - |
| Net cash used by investing activities | (3,899) | - |
|  |  |  |
| Cash flows from financing activities |  |  |
| Proceeds from debt agreements | 911,108 | 25,800 |
| Repayment on debt agreements | (493,162) | (14,415) |
| Proceeds from issuance of preferred stock | 100,000 | - |
| Proceeds from issuance of common stock | 60,000 | 172,917 |
| Repayment on return of common stock | (22,917) | - |
| Net cash provided by financing activities | 555,029 | 184,302 |
|  |  |  |
| Net increase in cash and cash equivalents | 73,610 | (2,633) |
| Cash and cash equivalents, beginning | 4,419 | 7,052 |
| Cash and cash equivalents, ending | $ 78,029 | $ 4,419 |
|  |  |  |
| Supplemental cash flow information: |  |  |
| Cash paid during the period for: |  |  |
| Interest | $ 59,377 | $ 694 |

See accountants' review report and accompanying notes to the financial statements.

**Beast Brands, Inc.**
**(dba Tame the Beast)**
**NOTES TO THE FINANCIAL STATEMENTS**
**(unaudited)**
For the years ended December 31, 2018 and 2017

**NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES**

Nature of Business

Beast Brands, Inc. (dba Tame the Beast) ("the Company") was a limited liability company organized on March 24, 2015 and was incorporated effective April 1, 2019 under the laws of the State of Delaware and is headquartered in Nashville, TN. Beast Brands, Inc. creates specialized men's grooming products. The Company has marketed their products to consumers through an online platform.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company recognizes revenue when the product is delivered to the customer. Returns are recognized on the date the returned inventory is received by the Company.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

**Beast Brands, Inc.**
**(dba Tame the Beast)**
**NOTES TO THE FINANCIAL STATEMENTS**
**(unaudited)**
For the years ended December 31, 2018 and 2017

*Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

*Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

*Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents.

Inventory

Inventory is stated at the lower of cost or market value and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory for any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the periods ended December 31, 2018 and 2017, the Company determined no impairment allowance was necessary.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2018 or 2017.

**Beast Brands, Inc.**
**(dba Tame the Beast)**
**NOTES TO THE FINANCIAL STATEMENTS**
**(unaudited)**
For the years ended December 31, 2018 and 2017

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized $205,567 and $149,015 in advertising costs, respectively, recorded under the heading 'Marketing and advertising ' in the statements of operations.

Income Taxes

As a limited liability company before the conversion, the Company has not been a taxpaying entity for federal and state income tax purposes. Accordingly, the Company's taxable income or loss has been allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal and Tennessee State jurisdictions. As of 2019, the Company will file as a C-Corporation for federal and state income tax purposes.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014- 09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for nonpublic companies for interim and annual periods beginning after December 15, 2018. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

In February 2016, the FASB issued ASU 2016-02, a new standard on the accounting for leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than twelve months. The standard also expands the required quantitative and qualitative disclosures surrounding leasing arrangements. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2019. The Company is in the process of evaluating the impact of ASU 2016-02 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

**Beast Brands, Inc.**
**(dba Tame the Beast)**
**NOTES TO THE FINANCIAL STATEMENTS**
**(unaudited)**
For the years ended December 31, 2018 and 2017

Subsequent Events

The Company has evaluated subsequent events through July 24, 2019, the date these financial statements were available to be issued, and has identified the following transactions requiring disclosure.

In April 2019, the Company issued 4,380 and 5,000 of Preferred and Common stock for proceeds of $32,719 and $37,350, respectively.

In May 2019, the Company issued 4,662 and 17,500 of Preferred and Common stock, respectively, for proceeds of $32,825 and $130,725.

In June 2019, the Company issued 33,468 and 3,500 of Preferred and Common stock, respectively, for proceeds of $250,006 and $26,145.

**NOTE 2 – GOING CONCERN**

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses of approximately $739,273 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from its shareholders or issuing of shares to new shareholders, its ability to obtain additional financing through sale of receivables or loans, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

**NOTE 3 – PROPERTY AND EQUIPMENT**

Property and equipment consist of the following at December 31:

|  | 2018 | 2017 |
|---|---|---|
| Computer Equipment | 8,256 | 4,357 |
| Domains | 2,750 | 2,750 |
| Website | 12,397 | 12,397 |
|  | 23,403 | 19,504 |
| Accumulated depreciation | (15,176) | (11,333) |
| Property and equipment, net | $ 8,227 | $ 8,171 |

**Beast Brands, Inc.**
**(dba Tame the Beast)**
**NOTES TO THE FINANCIAL STATEMENTS**
**(unaudited)**
For the years ended December 31, 2018 and 2017

Depreciation expense for the years ended December 31, 2018 and 2017, was $3,843 and $5,485, respectively.

**NOTE 4 – DEFERRED COMPENSATION**

The Company maintains a phantom unit plan for deferred compensation in accordance with Financial Accounting Standards Codification section 718 for contractors. Based on agreement between the Company and contractors, the Company issues phantom units to the contractor with a stated fair market value that will generate future distributions to the contractor for the difference between the fair market value of the Company stock and the fair market value stated in the agreement and contains no future voting and equity interest in the Company. The phantom units are vested monthly after one year of service from the date of the agreement unless terminated by the Company or when the relationship between the contractor and the Company ends at which time the units will be immediately canceled and forfeited unless otherwise stated in the agreement.

The Company recognizes deferred compensation liability and expense on the date of the agreement and makes adjustments as deemed necessary for the following factors: termination, amendments, and fair market value.

The deferred compensation expense for the years ended December 31, 2018 and 2017, was $0 and $12, respectively. As of December 31, 2018 and 2017, the amount of accrued deferred compensation was $0 and $16,412, respectively.

**NOTE 5 – STOCKHOLDERS'/MEMBERS' EQUITY**

On April 1, 2019, the Company was incorporated under the State of Delaware to convert the Company from a limited liability company to a C-Corporation. Upon conversion of the Company to a C-Corporation, the membership interests of the individual members were converted on a one for one share for either Common or Preferred Stock depending on the unit type held by the member. The Company's articles of incorporation authorized the issuance of 700,000 shares of $.00001 par value of Common Stock with 80,000 shares allocated to phantom units and 350,000 shares of $.00001 par value of Preferred Stock: 35,060 of which are designated Series Seed 1 Preferred Stock and 264,940 Series Seed 2 Preferred Stock.

The Company has two types of Series Seed 1 stock: Preferred and Common with phantom units and Series Seed 2 Preferred stock. The Series Seed 1 stock and Series Seed 2 stock have similar rights and privileges, except as follows:

- Distributions will be allocated first to Series Seed 1 and 2 Preferred stockholders until all stockholders have received their capital contributions returned in full. Thereafter, distributions will be allocated to all stockholder's pro rata in proportion to their respective shares.

- Phantom units have no rights or equity in the Company, see note 4.

**Beast Brands, Inc.**
**(dba Tame the Beast)**
**NOTES TO THE FINANCIAL STATEMENTS**
**(unaudited)**
For the years ended December 31, 2018 and 2017

During the years ended December 31, 2018 and 2017, the Company issued 10,520 and 65,459 shares of Common Stock for proceeds of $60,000 and $172,917, respectively. During 2018, one stockholder returned 8,675 shares of Common Stock for distribution of $22,917.

During the year ended December 31, 2018, the Company issued 17,530 shares of Series Seed 1 Preferred stock for proceeds of $100,000.  No such shares were issued for the year ended December 31, 2017.

**NOTE 6 – SALE OF FUTURE RECEIVABLE**

During 2018, the Company entered into multiple Future Sales Receivable Agreements as a means of establishing credit. As this is not a loan, there is no associated interest rate. The purchase price of these agreements was $324,956, with a total amounts sold of $461,809. As of December 31, 2018 and 2017, the remaining balance to be paid is $187,138 and $2,216 offset by unamortized fees in the amount of $1,733 and $0, respectively.

**NOTE 7 – NOTES PAYABLE**

On March 6, 2018, the Company entered into a loan for proceeds of $70,000. The note carries interest at 8.5% per annum and is payable in weekly payments of $1,260 until June than $4,100 until maturity in September 14, 2018. As of December 31, 2018, there is no outstanding balance on this note.

On March 12, 2018, the Company entered into a loan for proceeds of $34,000. The note carry interest at 15.9% per annum, and is payable in weekly payments of $757.95 until maturity in February 2019. As of December 31, 2018, the outstanding balance on this note is $5,480.

On June 29, 2018, the Company entered into a loan for proceeds of $146,250. The note carries interest at 53.7% per annum, and is payable in weekly payments of $3,649.04 until maturity in May 29, 2019. As of December 31, 2018, there is no outstanding balance on this note.

On December 14, 2018, the Company entered into a loan for proceeds of $197,500. The note carries interest at 46.3% per annum, and is payable in weekly payments of $4,761.58 until maturity in November 2019. As of December 31, 2018, the outstanding balance due on this note is $194,833 offset by unamortized loan fees in the amount of $2,083 for a total before loan fees of $196,916.

During 2017, the Company entered into a working capital loan for proceeds up to $38,000. There is no stated interest rate and carries repayment percentage of 30% with a minimum payment of $2,232 every 90 days. As of 31, 2018 and 2017, respectively, the outstanding balance due on this note is $41,880 and $9,169 offset by unamortized loan fees in the amount of $0 and $3,329 for a total before loan fees of $41,880 and $12,498.

As of December 31, 2018 and 2107, the Company recognized interest expense on the notes payable of $59,377 and $694, respectively.

**Beast Brands, Inc.**
**(dba Tame the Beast)**
**NOTES TO THE FINANCIAL STATEMENTS**
**(unaudited)**
For the years ended December 31, 2018 and 2017

**NOTE 8 – CONCENTRATIONS**

During 2018 and 2017, substantially all inventory was purchased from one third-party manufacturer. Loss of this manufacturer would cause disruption in the Company's operations.

**EXHIBIT C**
*PDF of SI Website*


BEAST
Beast Brands, Inc.
TAME THE BEAST®
This presentation contains offering materials prepared solely by Beast Brands, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially.
which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

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Beast Brands, Inc. is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Beast Brands, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.


- Highlights
- Overview
- Product & Service
- The Team
- Term Sheet
- Investor Perks
- Prior Rounds
- Market Landscape
- Risks & Disclosures
- Data Room
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### Company Highlights

- Crossed $1M trailing 12-month revenue and $1.5M lifetime revenue.
- Over 13,000 getbeast.com customers, 25,000 email addresses, 3,000 reviews and 1M video views.
- Graduated from The Brandery in 2017 and Capital Innovators in 2018 (two nationally ranked startup accelerators). Currently in Quake Capital Austin cohort.
- 48% of website sales are from returning customers.
- 25% of revenue on website is recurring (subscribe and save).

### Fundraise Highlights

- Total Round Size: US $1,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $5,000,000
- Target Minimum Raise Amount: US $250,000
- Offering Type: Side by Side Offering

## We create grooming products with arousing scents and stimulating ingredients that you can smell, feel, and experience. We encourage beasts of all kinds to Groom Boldly™

We are Beast Brands, Inc. We do business primarily under the name **TAME the BEAST®**, a premium men's grooming and personal care product line.

**Business Model.** We are primarily a B2C company. We deploy a range of direct-to-consumer, e-commerce marketing, and merchandising strategies, including subscriptions and the creation of original, engaging video content marketed largely through social media. Products are sold primarily on our website, GetBeast.com, and Amazon.com. Our customers buy about 2x on average already with about a 50% repeat purchase rate. Products are primarily made in the United States in Texas, with offices and fulfillment in Nashville and St. Louis.

**Customer.** Our customer is a man ready to upgrade from mass market to a more premium grooming product experience. Turning 30 is a key milestone, where he feels that, in the words of our actual customers, he has "become an adult" and "should have his life together." There is no obvious upper age limit to our customer. He craves adventure, travel, and exercise. He is looking for a grownup lifestyle brand to enable him to maximize life enjoyment, wherever his journey takes him.

**Sales & Marketing Strategy.** We offer customers what we call "Grownup Grooming." Rather than relying on an outside agency, we create our own original, entertaining videos and photography related to our products with our team and then market that content through a combination of online and offline methods. We strive to achieve a frequency of about 7-10 exposures to our brand within our core male audience. John (our CEO) has used this strategy before with his previous two companies. One of those companies has surpassed $10 million in revenue and the other was above $6 million in revenue at the time of its sale. Through high-return B2C marketing, we believe Beast Brands, Inc. can grab meaningful market share.

## Product & Service

We have more than 50 sku's and offer products men can smell and feel to awaken their inner beast. We also work to improve the personal care experience for all, in an effort to preserve the planet for beasts of all kinds. This includes products like our recyclable Beast Bottle™ and reduced-plastic, super-light refill pouches. Together, this approach can meaningfully reduce shower waste while playing to our strength: an energized shower product experience.

**Competitive Advantage.** Our formulas and scents, like Beast Blue™, are proprietary trade secrets. We use more premium and natural ingredients than typical drug store, mass market brands. With the Beast Bottle™ and easy-order, refill pouches, we will offer a more eco-friendly grooming routine. We also have trademarks like BEAST® and TAME the BEAST®, down-there care with products like our multipurpose Nutt Butters™, and a feeling on the skin and tingle unlike other brands out there. With an exhilarating tingle, our products serve as a nice little reward for being an adult.

**Product Roadmap.** We will continue to build out a complete, robust personal care product line. Our strategy is to listen to our customers and build on our strengths, launching in-demand new products with a frequency of approximately every 1-3 months. We determine what to launch based on combination of factors, which include considering the following: what is not currently found in our existing product lineup; what is most highly requested from our customers based on their feedback; what innovation will make our offerings more environmentally friendly; what offers higher margins and frequency of purchase; what offers an opportunity with little competition in the marketplace; what is most in-line with the BEAST® brand experience; what offers our customers increased performance and better grooming and skin-care regimen results, among other factors. The uploaded presentation deck offers a visual look at the future direction of the brand.

Gallery







**Groom Boldly with Tame the Beast.**
Homepage Hero Image

Media Mentions



JEWISH JOURNAL | SPEED SPORT | YGM | snews WE KNOW OUTDOORS | MAXIM | THE Sun NEWS WEBSITE OF THE YEAR

DAILY CALLER | YourTango | 9 WCPO CINCINNATI | TIREBALL SPORTS | NashvillePost | NBC Sports

NASCAR | M | stl TODAY | MOTORSPORT WEEK | Reader's Digest

## Team Story

**John Cascarano** has a passion for creating and launching consumer brands that make a statement and reflect his sense of humor. Born in Deerfield Beach, Florida, he received his Bachelor's degree at Duke University, where he was on the founding team of Mental Floss, Inc. He went on to law school at the University of Michigan and practiced law for about five years. John moved on to found and build the online beauty product retailer Lock & Mane. Within five years, he built Lock & Mane to nearly an eight-figure company annually. Cascarano also served as E-Commerce Director for ABLE, a women's apparel and accessories retailer based in Nashville with an inspiring social mission focused on ending generational poverty; he helped triple the company's revenue in twelve months.

**Jay Wilkison** is the former Director of Wholesale of premium jeans brand imogene + willie. He is also an actor appearing on shows such as *Younger*, *Nashville*, *Law & Order*, *Rent* on Broadway, and more.

John and Jay met during the video shoot for the Tame the Beast® Extreme Yawp All-in-1 Wash. That started a conversation—which continues to this day—about building an iconic, American consumer brand.

### Founders and Officers



GROOM BOLDLY

**John Cascarano**
PRESIDENT

John is Founder and CEO of Beast Brands, Inc.

Entrepreneur John Cascarano has a passion for creating and launching brands that make a statement and reflect his sense of humor. Born in Deerfield Beach, Florida, he received his Bachelor's degree at Duke University, where he was a key member of the founding team of Mental Floss, Inc. He went on to law school at the University of Michigan, and practiced law for about 5 years, before returning to startup life. John then built the online beauty product retailer Lock & Mane, which grew swiftly and was sold in 2015. During his time at Lock & Mane, John saw the opportunity in the men's space, and it was then that he created Tame the Beast® and Beast®. While working on the brands, he served as E-Commerce Director for ABLE, a women's apparel and accessories retailer based in Nashville with an inspiring social mission focused on ending generational poverty; he helped triple the company's online revenue in twelve months.

John's time and experience in the beauty and personal care industry sparked his notion for men's personal care potions and the product line for men. Contemplating the lifestyles of our current generation, from Millennials, Baby Boomers, to professionals and beyond, Cascarano's vision is to create a respite—a solace where "beasts of all kinds" can truly be at ease, relax, and maximize their life enjoyment.

John's goal is to create an iconic, global consumer brand.

### Key Team Members



**Jay Wilkison**



**Kevin Morton**



**Carrie McMahon**



**Peter Miller**



**Shan Foisy**



**Michael Graziano**

**Meg Cannon**

Notable Advisors & Investors

**Michael Lorin Reed, Md**          **Scott Welch**          **Doug Wilson**

## Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

### Fundraising Description

| | |
|---|---|
| Round type: | Seed |
| Round size: | US $1,000,000 |
| Minimum investment: | US $1,000 |
| Target Minimum: | US $250,000 |

### Key Terms

| | |
|---|---|
| Security Type: | Crowd Note |
| Conversion discount: | 20.0% |
| Valuation Cap: | US $5,000,000 |
| Interest rate: | 5.0% |
| Note term: | 24 months |

### Additional Terms

| | |
|---|---|
| Custody of Shares | Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information. |
| Investment Proxy Agreement | All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details. |

| | |
|---|---|
| Closing conditions: | While Tame the Beast has set an overall target minimum of US $250,000 for the round, Tame the Beast must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Tame the Beast's Form C. |
| Transfer restrictions: | Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. |

### Use of Proceeds



If Minimum Amount Is Raised

Marketing
New Product
Debt Reduction
Legal & Misc.
Working Capital

If Maximum Amount Is Raised

Marketing
New Product
Debt Reduction
Working Capital
Legal & Misc.
R&D
Salary, New Hire

## Investor Perks

Invest by October 4, 2019 and get a complimentary "**Best of Beast**" set.

The Best of Beast set is the perfect, full-size introduction to **BEAST**® products. What you get: (1) All-in-1 Hair & Body Wash, (2) Hand & Body Lotion with Caffeine & Green Tea, (3) Yawp Exfoliating Face Wash with Ginseng, Peppermint & Retinol, (4) Deodorizing Beast Balls, and (5) Bar Soap with Beast Blue™ (the scent you can feel).

In addition, all investors earn Beast Bucks™ on GetBeast.com based on their investment amount, on a 1-to-1 basis. For example, if you invest $1,000, you earn 1,000 Beast Bucks™; if you invest $5,000, you earn 5,000 Beast Bucks™; $10,000 gives you 10,000 Beast Bucks™, and so on.

Beast Bucks™ are redeemable for store credit on GetBeast.com.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

## Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Beast Brands, Inc.'s prior rounds by year.


$6000000
$5000000
$4000000
$3000000
$2000000
$1000000
$0
Other Pre-Seed 1 (Common)
Other Pre-Seed 2 (Common)
Pre-Seed (Common)
Pre-Seed (Preferred)
Seed (Preferred)
Current Seed (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.

### Other

| | |
|---|---|
| Round Size | US $233,634 |
| Closed Date | Mar 24, 2015 |
| Security Type | Common Equity |

### Other

| | |
|---|---|
| Round Size | US $150,000 |
| Closed Date | Jun 22, 2017 |
| Security Type | Common Equity |

### Pre-Seed

| | |
|---|---|
| Round Size | US $60,000 |
| Closed Date | Sep 7, 2018 |
| Security Type | Common Equity |

### Pre-Seed

| | |
|---|---|
| Round Size | US $100,000 |
| Closed Date | Sep 7, 2018 |
| Security Type | Preferred Equity |

### Seed

| | |
|---|---|
| Round Size | US $252,045 |
| Closed Date | Apr 15, 2019 |
| Security Type | Preferred Equity |

## Market Landscape



Global Men's Toiletries Market Size

Men now spend more money on grooming products than ever before. Men's toiletries are expected to grow at a CAGR of 5.8% from 2017 to 2022, from $18.9 billion to $25.0 billion. Almost $5 billion of that to be from North America.

### Differentiation.

SCENT, FEEL, ATTITUDE.

TAME the BEAST® offers naturally derived, intensely awakening, uncompromisingly beastly products, with no lingering fragrance headache. Frequently, men's brands distinguish themselves in their marketing based on their scent profile: Old Spice "she nose best". Dove Men+Care repetitive use of "fresh". Axe, targeting a younger male audience as the user, uses a strong artificial scent suggested as attractive to females. TAME the BEAST® formulas offer a scent and feeling on the skin that awakens a *grown* man's inner beast with a range of scents that invoke a men's spa-like experience. For instance, the **Yawp™** scent is a eucalyptus-musk from essential oils, and the proprietary **Beast Blue™** fragrance combines essential oils of juniper berry, orange, and more, blended with menthol, to deliver a distinctive, cooling experience that we describe as "the scent you can feel."

In addition, TAME the BEAST® differentiates itself based on the "attitude" of the brand. It takes an anti-establishment or contrarian approach, combined with a sense of humor, described as follows:

TAME the BEAST® is a brand that borne from a belief that we live in a world full of constraints, one that tells us to slow down, rein it in, turn it down, use our inside voice, shut up. BEAST® would never tell you that. The shower is a man's space, his temple. There, the only three words he need know are these: Turn it up. Turn up the energy, electricity and intensity. Turn up the raw, natural botanicals. Turn. It. Up.

## Risks and Disclosures

*The Company's cash position is relatively weak.* The Company currently has only $250,789.22 in cash balances as of July 31, 2019. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

*Maintaining, extending and expanding our reputation and brand image are essential to our business success.* The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

*The Company has outstanding liabilities.* The Company owes $501,726.95 in total debt, with $49,966.62 in short term liabilities and $451,760.33 in long term liabilities as of July 31, 2019.

***Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.*** The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

***The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business.*** The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. Specifically, it has incurred losses of approximately $549,548 throughout 2017 and 2018.

***The company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.*** Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

***The consolidation of retail customers could adversely affect the Company.*** Retail customers in major markets may consolidate, resulting in fewer customers for the business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect the Company's sales and results of operations. Retail consolidation also increases the risk that adverse changes in customers' business operations or financial performance will have a corresponding material and adverse effect on the Company. For example, if customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of products, or delay or fail to pay the Company for previous purchases, which could materially and adversely affect product sales, financial condition, and operating results.

***Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business.*** The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

***The Company is vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.*** The Company purchases large quantities of raw materials, including ingredients such as organic raw fruits and organic vegetables. Costs of ingredients and packaging, including its bottles, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand, and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to the Companies' customers are a delivered price. Therefore, changes in the Company's input costs could impact their gross margins. Their ability to pass along higher costs through price increases to their customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which the Company competes. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect the Company's results of operations. The Company buys from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond the Company's control. The Company does not have long-term contracts with many of their suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase their costs and disrupt their operations.

***The Company holds limited intellectual property and they may not be able to obtain such intellectual property.*** Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

***The Company's expenses will significantly increase as they seek to execute their current business model.*** Although the Company estimates that it has enough runway until December 2019, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

***Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events.*** These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

***The company currently has approximately $388,598 in secured debt as of August 31, 2019.*** This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Loan is personally guaranteed by the Founder, John Cascarano. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. The Loan is secured with a continuing security interest in all the Company's assets

*The reviewing CPA has included a "Going Concern" note in the reviewed financials.* The Company has incurred losses of approximately $739,273 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from its shareholders or issuing of shares to new shareholders, its ability to obtain additional financing through sale of receivables or loans, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

## General Risks and Disclosures

---

**Start-up investing is risky.** Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

**Your shares are not easily transferable.** You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

**The Company may not pay dividends for the foreseeable future.** Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

**Valuation and capitalization.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

**You may only receive limited disclosure.** While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

**Investment in personnel.** An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

**Possibility of fraud.** In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

**Lack of professional guidance.** Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

**Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors")** Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

## Data Room

| NAME | LAST MODIFIED | TYPE |
|---|---|---|
| > 🗀 Pitch Deck and Overview (1 file) | Jan 17, 2019 | Folder |

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## Frequently Asked Questions

### About Side by Side Offerings

**What is Side by Side?**
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

**What is a Form C?**
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

**What is Rule 506(c) under Regulation D?**
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

**What is Reg CF?**
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

### Making an Investment in Beast Brands, Inc.

**How does investing work?**
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Beast Brands, Inc.. Once Beast Brands, Inc. accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Beast Brands, Inc. in exchange for your securities. At that point, you will be a proud owner in Beast Brands, Inc..

**What will I need to complete my investment?**
To make an investment, you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

**How much can I invest?**
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Beast Brands, Inc. has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

### After My Investment

**What is my ongoing relationship with the Issuer?**
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How can I sell my securities in the future?**

Currently there is no market or liquidity for these securities. Right now Beast Brands, Inc. does not plan to list these securities on a national exchange or another secondary market. At some point Beast Brands, Inc. may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Beast Brands, Inc. either lists their securities on an exchange, is acquired, or goes bankrupt.

**How do I keep track of this investment?**

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

## Other General Questions

**What is this page about?**

This is Beast Brands, Inc.'s fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Beast Brands, Inc.'s Form C. The Form C includes important details about Beast Brands, Inc.'s fundraise that you should review before investing.

**How can I (or the company) cancel my investment under Regulation CF?**

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

**What if I change my mind about investing?**

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

**EXHIBIT D**
*Investor Deck*

**BEAST**

Beast Brands, Inc.

# TAME THE BEAST®



# TAME THE BEAST ®

We create men's grooming products with arousing scents and energizing properties.

**WHO**

Men turning 30

"Grownup grooming."

**WHAT**

Powerful, refreshing smell and tingling experience

Beast Blue: "The scent you can feel."

**RESULT**

Confidence, Empowering Men to "Groom boldly."





Men now spend more money on grooming than ever before in history.

$23 Billion Globally

$5 Billion North America

5.8% Growth

Marketplace has a wide price gap between low-priced and premium/prestige.
To the left are mass market, largely artificially scented products.
To the right are prestige brands.

MASS MARKET

NOT SO MASCULINE

PRESTIGE MARKET



TAME THE BEAST®



MASS MARKET

UNCOMPROMISING MASCULINITY

NOT SO MASCULINE

PRESTIGE MARKET

Old Spice

Dove MEN +CARE

Kiehl's SINCE 1851

TAME THE BEAST®

Our customers want better quality, premium ingredients, are willing to pay more AND seek an uncompromising brand like TAME the BEAST®


YAWP
• 1-liter Pump Bottle
• 3-in-1 Beard, Hair & Body Wash
• 6-Month Supply
• Intense Botanicals:
- Eucalyptus
- Caffeine
- Menthol
- Sasquatch Testosterone
TAME THE BEAST
EXTREME YAWP BEARD, HAIR & BODY WASH
33 FL OZ [975 mL]
GROOM BOLDLY™



PREMIUM QUALITY, LOWER PRICE

$80
$70
$60
$50
$40
$30
$20
$10
$0

TAME THE
BEAST®
1L
$34.⁹⁹

Jack Black®
Authentic and Original
1L
$50.⁰⁰

aveda men
1L
$67.⁸⁹

Kiehl's
SINCE 1851
1L
$50.⁰⁰

GROOM
BOLDLY™

TAME THE BEAST®

LOGIN | REGISTER | HELP | CART (0)

SHOP ▾ SETS BEAST BUCKS NOTES NUTT BUTTER

HOME / SHOWER / EXTREME YAWP WASH

NEXT PRODUCT >

# Product Details

TAME THE BEAST
EXTREME YAWP BEARD, HAIR & BODY WASH
33 FL OZ [975 mL]

TAME THE BEAST

## Extreme Yawp Beard, Hair & Body Wash

CAFFEINE, MORINGA, EUCALYPTUS & GREEN TEA



★★★★★ 361 REVIEWS

yeah!

**$34.99**

**BEST SELLER**

SIZE 33 oz

QUANTITY 1

● **One-time purchase $34.99**

○ **Subscribe & save 20%: $27.99**

Deliver every 4 Months

Beast Bucks™





What We Do:

# We create better personal care products for beasts of all kinds.

A full regimen of men's grooming products featuring arousing scents, natural ingredients, and energizing properties.


BEAST
Face Lotion
SUPER SLICK
Shave Cream
BEAST
BAR SOAP
Infused with Organic Essential Oils
5 oz (142 g)
BEAST
Nutt Butter
Organic Aloe, Oat, & Vitamin E
BALLS
A set of two well-hung deodorizing balls for shoes, cars, closets, bathrooms, golf bags, offices, and other stinky places.
GETBEAST.COM
BEAST
WASH
Extreme Yawp Wash
Eucalyptus, Caffeine, Menthol, Green Tea & Vitamins A+C+E



We market with original video and influencer content.

**TAME** THE **BEAST** ®

## Revenue

**B2C revenue over**
**$100K/month**
$1M Trailing 12


50%
Returning
Customer
Rate
25%
Website
Recurring
Revenue
1,000
New
Customers /
Month
25,000+ Emails
0:20 / 1:16

# COMPLETED: TWO NATIONALLY-RANKED ACCELERATORS





CAPITAL INNOVATORS™
INNOVATION • ITERATION • IMPLEMENTATION

# Next Big Milestones

$400K Monthly Revenue

50,000 Customers

$5M Run Rate

Monthly Profitability

Execute on Phases for Acquisition-Ready BEAST® Brand


BEAST BOTTLE
BEAST BAG
CAVE CLUB
BEAST LABS BETA
BEAST BLUE LINE EXPANSION
INCLUDING DEODORANT
TRIAL KITS
HAIR CLAY
SPF FACE LOTION
BEAST BALLS
3PL TRANSITION
BALLS
BEAST
$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$-
January
February
March
April
May
June
July
August
September
October
November
December

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



**PHASE 1**

Leverage existing products for immediate growth

**PHASE 2**

Improve packaging, subscription Beast Box™

**PHASE 3**

Personalize the customer experience

**PHASE 4**

Beast Black™

**PHASE 5**

Eco-Friendly Beast Bottle™ with subscription refills

PHASE 1

Growth



# Increase customer acquisition 10x

Leverage the low CPA on the Nutt Butter and cross-sell the Yawp Wash

Clean, Rejuvenate and Reward a Man's BBCs (Back, Balls & Chest)


TAME THE BEAST
NUTT BUTTER
8 oz (237 mL)

+


TAME THE BEAST
EXTREME YAWP BEARD, HAIR & BODY WASH
33 FL OZ [975 mL]

Customer Experience

# Packaging Redux

Move to matte black bottles


BEAST
WASH
Body Lather
With Energizing Botanicals
BEAST
HAIR
Conditioner
Caffeine,Ginseng & Vitamin B
BEAST
SKIN
Body Lotion
Green Tea, Guarana & Mountain Tobacco
BEAST
HAIR

Customer Experience

# Packaging Redux

Create a more cohesive packaging line. Move Yawp Wash to a matte black pump bottle.



# Packaging Redux

Beast Blue™


BEAST
EXTREME
Nutt Butter
With Eucalytus,
Cocoa & Menthol
BEAST BLUE SCENT
6oz (177mL)
BEAST
BAR SOAP
Infused with Organic Essential Oils
BEAST BLUE SCENT
5 oz (142 g)


BEAST®
THE SCENT YOU CAN FEEL™

Customer Experience

# Beast Box

Travel size mix n' match kit
Custom printed box


BEAST BOX


BEAST
SUPER SLICK
Shave Cream
Organic Aloe, Oats, Ginseng & Vitamins
BEAST BLUE SCENT
3oz [88mL]
BEAST
SPF 20
Face Lotion
Organic Aloe, Green Tea, Cucumber & Vitamins
Fragrance Free
BEAST
EXTREME
Nutt Butter
With Eucalyptus, Cocoa & Menthol
BEAST BLUE SCENT
3oz [88mL]
BEAST
EXTREME YAWP
Beard, Hair & Body Wash
Caffeine, Moringa, Eucalyptus & Green Tea
3oz [88mL]
BEAST
BAR SOAP
Infused with Organic Essential Oils
BEAST BLUE SCENT

# Customizable customer experience

Create a personalized customer journey









5:42
https://getbeast.co
BEAST
LET'S GET PERSONAL
What is your first name?
Bryce
Mind if we ask your age?
33
What is your zip code?
98112
5:42
https://getbeast.co
BEAST
NICE TO MEET YOU, BRYCE.
How often do you shave?
Daily
A couple times a week
Maybe once a month
Only when I have to
5:42
https://getbeast.co
BEAST
NICE TO MEET YOU, BRYCE.
What are you more worried about?
Acne
Aging
5:42
https://getbeast.co
BEAST
NICE TO MEET YOU, BRYCE.
What are you more worried about?
Sun protection
Dry skin

# Beast Black

Create a retail focused
high-end line



Retail

# Beast Black

"for Beasts of All Kinds"


BEAST BLACK
B
CBD
Muscle Gel
8 Fl.Oz. (236 mL)
BEAST BLACK
B
CBD
Face Oil
BEAST BLACK
B
ANTI-AGING
Face Lotion
BEAST BLACK
B
COOLING
Face Tonic

Subscription

# Beast Refill Subscription

An eco-friendly stainless steel pump that meaningfully reduces single use plastic

Original

Extreme

Sensitive


BEAST
YAWP WASH
BEAST
EXTREME YAWP
BEAST
YAWP WASH


BEAST
REFILL
More Wash
Less Waste
BEAST
YAWP WASH
For Beard, Hair & Body
Caffeine, Moringa, Eucalyptus & Green Tea
1L [34 FL OZ]

## Subscription

Chrome File Edit View History Bookmarks People Window Help
Mon Feb 11 2:04 PM
Tame the Beast
https://www.getbeast.com/collections/shower/products/beast-bottle-plus-wash-starter-kit
TAME THE BEAST®
LOGIN | REGISTER | HELP | CART (0)
SHOP SETS BUCKS BLOG NUTT BUTTER
HOME / SHOWER / BEAST BOTTLE + WASH STARTER KIT
PREVIOUS PRODUCT | NEXT PRODUCT
Product Details
TAME THE BEAST
Beast Bottle + Wash Starter Kit
REFILLABLE STAINLESS STEEL PUMP + YAWP WASH REFILL POUCH
28 REVIEWS
$25.00
TYPE OF WASH
Extreme Yawp
QUANTITY
1
ADD TO CART
A stylish, refillable stainless steel pump that will last for years to come plus no-mess refills with the Yawp Wash pouch. Choose your own adventure: Original Yawp Wash, Extreme Yawp, or Yawp Wash for Sensitive Skin. More wash, less waste.
SHARE
Yawp Wash Refill Pouch Only
1 LITER SIZE
From $19.00
TYPE OF WASH
Extreme Yawp
QUANTITY
1
One-time purchase $19.00
Subscribe & save 20%: $15.20
Deliver every 4 Months
ADD TO CART
REVIEW HIGHLIGHTS
"Just used the Extreme Yawp Wash for the first time this week and really liked the light fresh tingling feeling I felt after showing...."
J.F.
Beast Bucks™

# Growth & Exit Milestones

$5M Revenue: Possible Series A Round

$10M Revenue: Economies of Scale

$25-100M Revenue: Exit Target Zone


$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$-
2016
2017
2018
2019
2020
2021
2022

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



# TAME THE BEAST®

# EXIT

**$3M Revenue**
**$30M to L'Oreal**

*Baxter*
OF CALIFORNIA

**NATIVE**
**$30M Revenue**
**$100M to P&G**

*Jack Black*
Authentic and Original



**$75M Revenue**
**to Edgewell**

**DOLLAR SHAVE CLUB**
SHAVE TIME. SHAVE MONEY.



**$150M Revenue**
**$1B to P&G**

# Potential Acquirers



L'ORÉAL
PARIS

COTY
BEAUTY, LIBERATED



P&G

SHISEIDO

ESTÉE LAUDER

Johnson & Johnson



Reckitt Benckiser



Edgewell

Unilever

LVMH
MOËT HENNESSY · LOUIS VUITTON

## Who We Are:

# A Proven Team

- Successful Serial Entrepreneur and Duke Grad
- NYU Dermatology Professor
- Investors with Exits to Fortune 500 Companies
- Award-Winning Filmmaker and Packaging Designers


JOHN
Head Beast
• 2 Exits
• 3 Ramps to $5-10M
• 2x Revenue Every Year Since Duke
GROOM BOLDLY
TAME BEAST


JAY
10 yrs Sales and Brand Experience



DR. REED



SHAN



CARRIE



KEVIN



PETER

# Beast Brands, Inc.

The next iconic consumer brand.







NIKE

PELOTON ®

BEAST ®

Casper

WARBY PARKER

YETI

DOLLAR SHAVE CLUB
SHAVE TIME. SHAVE MONEY.

GETBEAST.COM







**EXHIBIT E**
*Video Transcript*

**Exhibit E**
**Video Transcripts**

**Tame the Beast® Extreme Yawp Hair, Beard & Body Wash with Eucalyptus Tingle**
https://www.youtube.com/watch?v=FsNECvG4QjA

Extreme Yawp hair, beard, and body wash, with an exhilarating eucalyptus tingle. It's a nice little reward, for being an adult.

**Tame the Beast - Beast Balls - "It's not his workout..."**
https://www.youtube.com/watch?v=Da8vBaJ77aU

Hey, you mind showing me that sweet cardio move again? Beast! Hope you're hungry for some quad soup! Hold this. It's not his workout. It's his balls.

**Beast Bottle by Tame the Beast**
https://www.youtube.com/watch?v=Lp0bAVfiFPU

[Why do we make packaging that lasts forever… for products we use up and throw away?] More than 200 billion pounds of plastic are produced every year. But only a third of that ends up getting recycled. The rest ends up in landfills in the ocean, and those plastics are made from petroleum, keeping us dependent on oil and increasing the likelihood of environmental disasters. Thanks everybody, see you tomorrow. [If we can't change by 2050 the oceans will contain more plastic than fish]. Tame the Beast has an easy way for you to be part of the solution. Our new, refillable stainless-steel Beast Bottle. It holds a six-month supply of one of our all-in-one hair and body washes. Together with the super-light, refill pouch, it reduces 95% of plastic, water, and energy compared to six months worth of typical shower products. Tame the Beast is known for lotions and liniments that take care of balls: Nutt Butter; Extreme Nutt Butter; Edible Nutt Butter. But do you want to know which ball we care about most of all? This big beautiful ball right here. We're doing our part, and we invite you to do yours. With the Refillable Beast Bottle™ by Tame the Beast®.

**How to Use Anti-Aging Face Serum for Men Retinol Sea Buckthorn Vitamins A C E TAME the BEAST®**
https://www.youtube.com/watch?v=FMSaifEbW34

[No Voiceover]

**Tame the Beast NASCAR Race Car for #31 Tyler Reddick and RCR Racing**
https://www.youtube.com/watch?v=wm8rS9qsEHY

[No Voiceover]